Filed by Bunge Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Corn Products International, Inc.

Commission File Number for Registration Statement

on Form S-4: 333-152781

Lehman Brothers Back to School Conference September 3, 2008

Forward Looking Statements Today’s presentation includes forward-looking statements that reflect Bunge’s current views with respect to future events, financial performance and industry conditions. These forward-looking statements are subject to various risks and uncertainties. Bunge has provided additional information in its reports on file with the SEC concerning factors that could cause actual results to differ materially from those contained in this presentation, and encourages you to review these factors. 2

Bunge Today • Employees: ~ 25,000 • Facilities: 400+ • Countries of Operations: 30+ • 2007 Net Income: $778 million • 2007 Total Volume: 137 mmt Fertilizer 35% Foods 20% Agribusiness 45% NORMALIZED SEGMENT EBIT KEY FACTS 3

Balanced Oilseed Processing Asset Network 36% 37% 24% 3% North America • Soybean • Canola Europe • Soybean • Rapeseed • Sunseed South America • Soybean • Cottonseed Asia • Soybean 4

Largest producer and supplier of fertilizers in South America Brazil’s only completely vertically integrated fertilizer company • Operate 4 of 5 major phosphate mines in Brazil • Domestically produced products priced to import parity • 25-30% share of retail fertilizer market Integrated, Local Operations Create Competitive Advantages $40 – $60/MT transportation cost advantage for domestic production 5

Country Brazil Russia Ukraine Poland Romania Hungary Bulgaria #1 #2 #1 #1 #1 #1 #1 Outstanding, Trusted Consumer Brands Population 190 million 141 million 46 million 39 million 22 million 10 million 7 million Bottled Vegetable Oils Market Share 6

Demand For Core Products Growing at 5% Per Annum 0 20 40 60 80 100 120 140 160 180 1991 1993 1995 1997 1999 2001 2003 2005 2007e Global Consumption MMT Soybean Meal Vegetable Oil Source: USDA 7

Agricultural Commodities Are in Tight Supply Source: USDA Global Stocks to Consumption Ratio 1998-2009e 0% 5% 10% 15% 20% 25% 30% 35% 40% Oilseeds Oils Food Grains Feed Grains Stocks to Use 8

Territory size shows the proportion of all people living on PPP US$ 10-20 a day worldwide that reside there. Faster Improvement in Diets Map © Copyright 2006 SASI Group (University of Sheffield) and Mark Newman (University of Michigan). www.worldmapper.org 9

Territory size shows the proportion of worldwide precipitation that falls there. Map © Copyright 2006 SASI Group (University of Sheffield) and Mark Newman (University of Michigan). www.worldmapper.org Rainfall Levels 10

Brazil’s Growing Fertilizer Market Brazilian Retail Fertilizer Market Volumes MMT 5 7 9 11 13 15 17 19 21 23 25 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 CAGR = 6.5% Source: ANDA 11

We Have a Proven Approach 12

Our Global Asset Network and Businesses as of 2001 Fertilizer Agribusiness Food Products 13

Our Global Asset Network and Businesses as of 2008 Fertilizer Agribusiness Food Products 14

Nipawin, Canada Canola Crushing/Refining Expansion Nipawin • Increases canola crushing capacity by about 50% to 1,400 mt/day and doubles refining capacity • Enhances efficiency of asset network in Canada • Serves growing demand for low saturate and trans-fat free products • Capable of processing specialty oils, such as HEAR 15

Expanding Access to Fertilizer Raw Materials: Mine Expansions Araxá mine expansion (Phase II) late 2009 Anitápolis mine opening JV 50/ 50 2011 4.9 0.67 0.15 2.0 8.1 Fosfertil Salitre mine opening 2011 Fosfertil Tapira & Catalao mines expansion early 2010 0.34 Phosphate Rock Production Capacity (million mt/year) Current Future 16

Atlantic Ocean Brazil Argentina Morocco Main import routes Expanding Access to Fertilizer Raw Materials : OCP Joint Venture • 50/50 Joint venture with OCP • Operation located in Jorf Lasfar, Morocco • Serves as an additional source of phosphate-based raw materials and intermediate products for Bunge’s fertilizer businesses in South America • Capacity = 375k mt/year of P2O5 for production of ~ 625K mt/year of MAP/TSP • Start-up: phosphoric acid in 2008/fertilizers in 2010 17

Agroindustrial Santa Juliana Sugarcane Mill • Bunge’s first sugarcane mill, located in Brazilian state of Minas Gerais • Production capacity: 1.6 million metric tons of cane milling capacity, to be expanded to 4 million metric tons in the next several years • Located near Sao Paulo state, the largest domestic market • Mill is linked to export market via rail to Santos and Vitoria ports Vitória port (800 km) Santos port (600km) 18

Bunge – Corn Products Combination Complementary Global Operations Corn Products & Bunge Bunge Corn Products Approximately 32,000 employees in 40 countries Corporate Headquarters 19

Bunge – Corn Products Combination Highly Complementary Value Chain Origination Logistics Risk Management Corn (Wet Milling) Corn (Dry Milling) Oilseeds & Grains Sugar & Biofuels Fertilizer Innovation Distribution to Customers Improved supply chain and risk management New food ingredients Fermentation & enzyme technologies Combined product innovation Enhanced sales & distribution

Enhanced Product Portfolio Margin Ag Products Staple Products Higher Value-Added & Specialty Ingredients Raw grains Corn gluten feed Soybean meal Corn gluten meal Crude vegetable oils Sugar Glucose HFCS Glucose syrups Specialty vegetable oils High maltose syrup Liquid dextrose Regular starch Syrup blends Margarines Refined corn oil Mayonnaise Wheat flour Refined & packaged veg oils Corn grits, meals & flours Value-Added Products Polyols Fermentation products Crystalline dextrose Health and wellness Fertilizer 21

Analytics Energy Logistics Risk Management Procurement HR Finance Integration in Key Areas Unlocks Greater Value Agribusiness Fertilizer Food Products Nutrients Retail Products & Services Grain Origination Oilseed Processing Food Processing Retail & Consumer Distribution 22

Business Summary Long-term trends that drive global demand growth remain steady • World’s population is increasing • Living standards in developing economies continue to improve Increasing world demand will require greater supplies of crops and smooth global trade • Being global and integrated with broad product and service offering will be essential Bunge’s role is to improve the global agribusiness and food production chain • Providing the logistics network which links regions of production & consumption • Processing products efficiently and safely to reduce delivered cost of food Invested billions of dollars since IPO to be able to fulfill this role • Benefiting today from these investments • Still have more to do 23

BUNGE FINANCIAL PERFORMANCE

Financial Performance (1) Total segment EBIT is a non-GAAP financial measure. A reconciliation to the most directly comparable GAAP measure is included elsewhere in this presentation. (2) Excludes $111 million gain on the sale of the Brazilian soy ingredients business. 134 300 469 530 521 778 255 2001 2002 2003 2004 2005 2006 2007 Net Income US$ millions (2) CAGR: 34% 72 109 117 120 137 86 106 2001 2002 2003 2004 2005 2006 2007 Volumes Millions of metric tons CAGR: 11% 311 823 546 624 1,230 592 423 2001 2002 2003 2004 2005 2006 2007 Total Segment EBIT US$ millions CAGR: 26% (2) (1) 25

Strong Returns on Invested Capital 9% 11% 9% 11% 10% 10% 10% 0% 2% 4% 6% 8% 10% 12% 2001 2002 2003 2004 2005 2006 2007 Note: ROIC is defined as the sum of income from continuing operations before income tax and minority interest plus interest expense times the effective tax rate divided by the average total capitalization. ROIC is a non-GAAP financial measure. A reconciliation to the most directly comparable GAAP measure is included elsewhere in this presentation. (1) Excludes $111 million gain on sale of the Brazilian soy ingredients business and losses from discontinued operations of $7 million. (1) 26

Bunge Limited Managing the Growth of the Business 50 150 250 350 450 550 650 2001 2002 2003 2004 2005 2006 2007 2008 Index 2001 base year = 100 Annual average of monthly data Gross Debt Shareholders’ Equity Sales Operating Working Capital As of 6/30 27

2003 2004 2005 2006 2007 Funds from operations $482 $759 $550 $565 $1,152 (before .'s in working capital) Working capital .'s $(523) $43 $(168) $(854) $(1,563) Readily marketable inventory .'s $(351) $604 $(270) $(791) $(1,033) Cash flow from operations $(41) $802 $382 $(289) $(411) Capital expenditures $(304) $(437) $(522) $(503) $(658) Agricultural Commodity Prices are a Key Driver of Cash Flow 50% 100% 150% 200% 250% 300% 350% 400% J A J O J A J O J A J O J A J O J A J O J A J O J A J 2002 2003 2004 2008 2007 2005 2006 (1) CBOT nearby month futures contracts; Jan. 2002 prices indexed to 100% (2) Basket comprises of 65% Soy, 20% Corn and 15% Wheat • Short US soybean crop led to rising global prices • Strong demand • Global crop shortages • Higher energy prices • Increasing biofuels demand • Strong SA & NA soybean crops led to decreasing global prices 28

Bunge Limited Financial Liquidity – Committed Credit Facilities Actions to be taken: • Roll-over $1 billion, 364-day, revolving credit facility maturing in Nov-2008 • Refinance $500 million Notes maturing in Dec-2008 as of 6/30/2008 Total Amount Amount $ in millions Maturities availability outstanding available Commercial Paper 2012 $600 $67 $525 Revolving Credit Facilities 2008-2011 $3,100 $1,750 $1,350 Total $3,700 $1,817 $1,875 29

Bunge Limited Results Six Months Ended June 30 565% $130 $865 Agribusiness 392% $107 $526 Fertilizer 95% $66 $129 Food Products (2) $7.56 $1,040 $1,520 67,281 2008 $1.35 $182 $302 65,153 2007 460% 471% 403% 3% %-. Earnings per Share Net Income Total Segment EBIT (1) Volume (000 mt) Six Months Ended June 30, $ in millions excl. volume & EPS (1) Total segment EBIT is a non-GAAP financial measure. A reconciliation to the most directly comparable GAAP measure is included elsewhere in this presentation. 30

Bunge Limited 2008 Outlook Market fundamentals remain solid • Large harvests expected in U.S. and Europe • Production must expand in South America to supply global market • Fertilizer fundamentals should remain strong • Food products showing improvement Though not without challenges • Strong Brazilian real and higher crop input costs continue to pressure farm economics • Higher raw material costs could pressure margins in fertilizer and edible oils • High agricultural commodity prices could start to slow demand growth for proteins and vegetable oils • Government policy changes can disrupt trade flows (1) Based on 138 million shares outstanding, which includes assumed dilution relating to Bunge’s convertible preference shares. 31

[LOGO]

Start-Up Schedule of Investments x x x 2008 x Cartagena, Spain – crushing/refining x Illiyschevsk, Ukraine – crushing x Martfu, Hungary – crushing/refining expansion Voronezh, Russia – crushing/refining/bottling x Nipawin, Canada – crushing/refining expansion Hamilton, Canada – refining Council Bluffs, Iowa – crushing expansion Europe North America 2009 2007 Project 33

Start-Up Schedule of Investments x Ramallo, Argentina - SSP x Tianjin, China - crushing/refining expansion Asia x Araxa, Brazil – phosphate rock expansion (Phase I) x Ponta Grossa, Brazil - wheat mill expansion x Araxa, Brazil - phosphate rock expansion (Phase II) x Santa Juliana, Brazil – sugarcane mill expansion (Phase I) x Suape, Brazil – wheat mill x Nova Mutum, Brazil - crushing South America 2008 2009 2007 Project x Santos, Brazil - port terminal (grain & fertilizer facilities) 34

Backup: Non-GAAP Reconciliation Notes Total segment earnings before interest and tax Total segment earnings before interest and tax (“EBIT”) is Bunge’s consolidated net income that excludes interest income and expense and income tax attributable to each segment. Total segment EBIT is a non-GAAP financial measure and is not intended to replace net income, the most directly comparable GAAP financial measure. Total segment EBIT is an operating performance measure used by Bunge’s management to evaluate its segments’ operating activities. Bunge believes EBIT is a useful measure of its segments’ operating profitability, since the measure reflects equity in earnings of affiliates and minority interest and excludes income taxes. Income taxes are excluded as management believes they are not material to the operating performance of its segments. Interest income and expense have become less meaningful to the segments’ operating activities as Bunge is financing more of its working capital with equity rather than debt. In addition, EBIT is a financial measure that is widely used by analysts and investors in Bunge’s industries. Total segment EBIT is not a measure of consolidated operating results under U.S. GAAP and should not be considered as an alternative to net income or any other measure of consolidated operating results under U.S. GAAP. 35

Below is a reconciliation of total segment EBIT to net income: Backup: Non-GAAP Reconciliation In millions 2001 2002 2003 2004 2005 2006 2007 Total Segment EBIT $311 $423 $592 $823 $546 $624 $1,230 Interest - net (134) (107) (113) (110) (126) (161) (187) Income tax (72) (104) (201) (290) 82 36 (309) Minority interest share of interest and tax 28 42 22 46 28 22 45 Other (1) 1 1 0 0 0 (1) Net income $134 $255 $300 $469 $530 $521 $778 36

Below is a reconciliation of total segment EBIT to net income: Backup: Non-GAAP Reconciliation $168 2 28 (70) (79) 37 $250 2007 $751 – 46 (337) (90) 54 $1,078 2008 $182 $1,040 Net income – – Other (1) 37 60 Minority interest share of interest and tax (76) (454) Income tax (149) (188) Interest expense 68 102 Interest income $302 $1,520 Total segment EBIT 2007 2008 ($ in millions) (1) Includes other amounts not directly attributable to Bunge’s segments. Quarter Ended June 30, Six Months Ended June 30, 37

Backup: Non-GAAP Reconciliation Notes

Return on Invested Capital

Bunge calculates Return on Invested Capital (ROIC) as net income plus/minus minority interest, income tax (benefit) expense, discontinued operations-loss/gain and interest expense times the effective tax rate divided by the average total capital. Bunge believes that ROIC provides investors with a measure of the return the company generates on the capital invested in its business. ROIC is not a measure of financial performance under generally accepted accounting principles and should not be considered in isolation or as an alternative to net income as an indicator of company performance or as an alternative to cash flows from operating activities as a measure of liquidity.

(US$ in millions)

FISCAL YEAR ENDED DECEMBER 31,		2007	2006	2005	2004	2003	2002	2001
Net income		$778	$521	$530	$469	$411	$255	$134
Add back/subtract:	Minority interest	146	60	71	146	104	102	72
	Income tax (benefit) expense	310	(36)	(82)	289	201	104	68
	Interest expense	353	280	231	214	215	176	223
	Discontinued operations-loss/(gain)	–	–	–	–	7	(3)	(3)
	Cumulative effect of change in accounting principles	–	–	–	–	–	23	(7)
	Gain on sale of soy ingredients business	–	–	–	–	(111)	–	–
Operating income before tax		**$1,587**	**$825**	**$750**	**$1,118**	**$827**	**$657**	**$487**
Effective tax rate		*26%*	*0%*	*0%*	*32%*	*33%*	*22%*	*26%*
Operating income after tax		***$1,174***	***$825***	***$750***	***$760***	***$554***	***$512***	***$360***
Shareholders' equity		$7,945	$5,668	$4,226	$3,375	$2,377	$1,472	$1,376
Minority interest		752	410	325	280	554	495	493
Total Debt		4,547	3,484	3,146	3,281	3,394	3,403	1,813
Total capital		***$13,244***	***$9,561***	***$7,697***	***$6,936***	***$6,325***	***$5,370***	***$3,682***
Total capital (end of year)		$13,244	$9,561	$7,697	$6,936	$6,325	$5,370	$3,682
Total capital (beginning of year)		$9,561	$7,697	$6,936	$6,325	$5,370	$3,682	$4,207
Average total capital		***$11,403***	***$8,629***	***$7,317***	***$6,631***	***$5,848***	***$4,526***	***$3,945***
ROIC		10%	10%	10%	11%	9%	11%	9%

38

BUNGE

Backup: Non-GAAP Reconciliation Notes Net Financial Debt Net financial debt is the sum of short-term debt, current maturities of long-term debt and long-term debt, less cash and cash equivalents and marketable securities. Net financial debt is presented because management believes it represents a meaningful measure of Bunge’s leverage capacity and solvency. Net financial debt is not a measure of solvency under U.S. GAAP and should not be considered as an alternative to total debt as a measure of solvency. Net financial debt less readily marketable inventories (RMI), or net financial debt less RMI, is the sum of short-term debt, current maturities of long-term debt and long-term debt, less cash and cash equivalents, marketable securities and readily marketable inventories. Net financial debt less RMI is presented because management believes it represents a more complete picture of Bunge’s leverage capacity and solvency since it adjusts for readily marketable inventories. Readily marketable inventories are agricultural inventories that are readily convertible to cash because of their commodity characteristics, widely available markets and international pricing mechanisms. Net financial debt less RMI is not a measure of leverage capacity and solvency under U.S. GAAP and should not be considered as an alternative to total debt as a measure of solvency. 39

Below is a reconciliation of total long-term and short-term debt to net financial debt and to net financial debt less readily marketable inventories: Backup: Non-GAAP Reconciliation June 30, 2008 ($ in millions) Short-term debt $1,426 Long-term debt, including current portion 4,320 Total debt (1) 5,746 Less: Cash and cash equivalents (1) 1,100 Marketable securities 40 Net financial debt 4,606 Less: Readily marketable inventories 5,332 Net financial debt less readily marketable inventories $(726) December 31, 2007 June 30, 2007 $590 3,957 4,547 981 5 3,561 3,358 $203 $833 3,766 4,599 466 15 4,118 3,227 $891 (1) Includes total debt of $16 million, $26 million and $54 million and cash and cash equivalents of $688 million, $449 million and $229 million as of June 30, 2008, December 31, 2007 and June 30, 2007, respectively, relating to Fosfertil. 40

Additional Information On June 21, 2008, Bunge and Corn Products International, Inc. (Corn Products) entered into a merger agreement pursuant to which Bunge will acquire Corn Products. This material is not a substitute for the joint proxy statement/prospectus and any other documents Bunge and Corn Products intend to file with the SEC in connection with the proposed merger. Investors and securityholders are urged to carefully read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be, and other documents filed or to be filed by Bunge and Corn Products with the SEC are or will be, available free of charge at the SEC’s web site (www.sec.gov), by accessing Bunge’s website at www.bunge.com under the tab “About Bunge” and then under the heading “Investor Information” and from Bunge by directing a request to Bunge Limited, 50 Main Street, White Plains, NY 10606, Attention: Investor Relations, and by accessing Corn Products’ website at www.cornproducts.com under the tab “Investors” and then under the heading “Financial Reports” and then under the heading “SEC Filings” and from Corn Products by directing a request to Corn Products International, Inc., 5 Westbrook Corporate Center Westchester, IL 60154, Attention: Investor Relations. Neither Bunge nor Corn Products is currently engaged in a solicitation of proxies from the securityholders of Bunge or Corn Products in connection with the proposed merger. If a proxy solicitation commences, Bunge, Corn Products and their respective directors, executive officers and other employees may be deemed to be participants in such solicitation. Information about Bunge’s directors and executive officers is available in Bunge’s proxy statement, dated April 16, 2008, for its 2008 annual meeting of shareholders and in Bunge’s most recent filing on Form 10-K. Information about Corn Products’ directors and executive officers is available in Corn Products’ proxy statement, dated April 4, 2008, for its 2008 annual meeting of stockholders and in Corn Products’ most recent filing on Form 10-K. Additional information about the interests of potential participants will be included in the joint proxy statement/prospectus when it becomes available. 41